UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TORVEC, INC.

(Name of Issuer)

$.01 PAR VALUE COMMON STOCK

(Title of Class of Securities)

891479107

(CUSIP Number)

DAVID STILL

c/o 1 FISHERS ROAD

PITTSFORD, NEW YORK 14534

(585) 340-1200

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

MARCH 28, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
B. THOMAS GOLISANO

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
PERSONAL FUNDS (PF)
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
UNITED STATES OF AMERICA
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
41,208,750

8. Shared Voting Power

9. Sole Dispositive Power
41,208,750

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person
41,208,750
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
47.41%
14. Type of Reporting Person
IN

ITEM 1. SECURITY AND ISSUER

State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

This Amendment No. 1 to the statement on Schedule 13D being filed by B. Thomas Golisano amends Items 4(a), 4(d), 5(a), 5(b) and 6 of the statement on Schedule 13D originally filed with the Securities and Exchange Commission on September 23, 2011, which relates to the common stock, $.01 par value (the “Common Stock”) of Torvec, Inc. (the “Company”). The principal offices of the Company are located at 1999 Mt. Read Blvd., Building 3, Rochester, NY 14615.

ITEM 4. PURPOSE OF TRANSACTION

Item 4(a) is amended and restated in its entirety as follows:

Mr. Golisano has no present plans to acquire additional securities of the Company; provided that Mr. Golisano has the right, under an Amended and Restated Investors’ Rights Agreement with the Company, to purchase additional securities in the event the Company offers certain securities in the Company for sale to third parties (subject to certain terms, conditions and limitations in the Amended and Restated Investors’ Rights Agreement).

Item 4(d) is amended and restated in its entirety as follows:

Pursuant to an Amended and Restated Investors’ Rights Agreement Mr. Golisano has been granted board observer rights, along with the right, which he has no present intention to exercise, to be appointed to the Company’s board of directors or to appoint a representative to the Company’s board of directors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) is amended and restated in its entirety as follows:

The aggregate number of shares and percentage of Common Stock beneficially owned by Mr. Golisano:

Shares	Percent of Class

41,208,750	47.41%

Item 5(b) is amended and restated in its entirety as follows:

Sole Power to vote and dispose of 41,208,750 shares beneficially owned by Mr. Golisano

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is amended and restated in its entirety as follows:

Mr. Golisano is party to an Amended and Restated Investors’ Rights Agreement with the Company and certain other shareholders of the Company, which includes a general restriction on the sale, pledge or other transfer of securities, except as expressly permitted by the Amended and Restated Investors’ Rights Agreement, and a right of first offer to Mr. Golisano and the other shareholders who are parties to the Amended and Restated Investors’ Rights Agreement with respect to the Company’s issuance of certain new securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and restated as follows:

Exhibit 1 – Amended and Restated Investors’ Rights Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 28, 2014

Date

B. Thomas Golisano

Signature

B. Thomas Golisano

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

EXHIBIT 1

AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT

THIS AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT is made as of the ___ day of March, 2014, by and among Torvec, Inc., a New York corporation (the “Company”), B. Thomas Golisano, a resident of the State of Florida (the “Investor”), and Charles T. Graham and David Still (collectively, the “Additional Investors”). The “Investor” and the “Additional Investors” are referred to collectively as the “Purchasers.”

RECITALS

WHEREAS, the Purchasers are holders of Series C Voting Preferred Stock, par value $0.01 per share (the “Existing Series C Preferred Stock”), and/or shares of Common Stock issued upon thereof, and posses registration rights, information rights, rights of first offer, and other rights pursuant to that certain Investors’ Rights Agreement dated as of September 23, 2011, between the Company and the Purchasers (the “Prior Agreement”);

WHEREAS, the Purchasers desire to amend and restate the Prior Agreement in its entirety and to accept the rights created pursuant to this Agreement in lieu of the rights granted to them under the Prior Agreement;

WHEREAS, the Company and the Purchasers are parties to that certain Securities Purchase Agreement of even date herewith (the “Purchase Agreement”, and together with the Existing Series C Preferred Stock Purchase Agreement (defined below), the “Purchase Agreements”), pursuant to which the Purchasers are purchasing $5,000,000 of the Company’s Series C-2 Voting Preferred Stock, par value $0.01 per share (the “Series C-2 Voting Preferred Stock,” and together with the Existing Series C Preferred Stock, the “Series C Preferred Stock”);

WHEREAS, under the Purchase Agreement, certain of the Company’s and Investor’s obligations are conditioned upon the execution and delivery of this Agreement by Purchasers and the Company; and

WHEREAS, in order to induce the Company to enter into the Purchase Agreement and to induce the Purchasers to invest funds in the Company pursuant to the Purchase Agreement, the Purchasers and the Company hereby agree that this Agreement shall govern the rights of the Purchasers to cause the Company to register shares of Common Stock issuable to the Purchasers, to receive certain information from the Company, and to participate in future equity offerings by the Company, and shall govern certain other matters as set forth in this Agreement;

NOW, THEREFORE, the parties to this Agreement agree as follows:

1.     Definitions. For purposes of this Agreement:

1.1.     “Affiliate” means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, managing member, officer or director of such Person.

1.2.     “Certificate of Incorporation” means the Company’s Certificate of Incorporation, as amended from time to time.

1.3.     “Common Stock” means shares of the Company’s common stock, par value $0.01 per share.

1.4.     “Compensatory Equity Interest” means any equity security (or any commitment to sell, grant or issue any equity security under any option, warrant, conversion or exchange right or otherwise) of the Company or any subsidiary or any phantom stock, stock appreciation right or similar equity or equity-based compensation right of the Company or any subsidiary, (i) awarded as compensation for or as an incentive to service or continued service with the Company (including without limitation under the 2011 Stock Option Plan or any other option or other equity incentive plan) to employees, officers, or directors or, or consultants, advisors or other providers of services to, the Company, (ii) issued as payment for rent or other sums under any lease or (iii) issued as payment of royalties or other consideration under any license agreement; provided, however that Compensatory Equity Interests shall not include (A) outstanding options and warrants, listed in Section 2.4 of the Purchase Agreement, (B) conversion and dividend rights now provided for in the certificate of incorporation as amended to date, or (C) stock options issued pursuant to the 2011 Stock Option Plan for the purchase of up to an aggregate of 25,000 shares in any particular year granted in the discretion of the Board of Directors.

1.5.     “Compensating Shares” has the meaning given to that term in Subsection 5.2.

1.6.     "Convertible Preferred Shares" means collectively the shares of the Existing Series C Preferred Stock and the Series C-2 Voting Preferred Stock purchased under the Purchase Agreements.

1.7.     "Conversion Shares" means the shares of Common Stock issuable upon conversion of the Convertible Preferred Shares.

1.8.     “Damages” means any loss, damage, or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage, or liability (or any action in respect thereof) arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

1.9.     “Deemed Common Shares” means, with respect to a Purchaser, (i) the number of shares of Common Stock issuable or issued upon conversion of the Series C Preferred Stock acquired by the Purchaser under the Purchase Agreements, (ii) the number of Compensating Shares, if any, issued or issuable to such Purchaser; (ii) the number of shares of Common Stock issued or issuable upon exercise of the Warrants acquired by the Purchaser under the Existing Series C Preferred Stock Purchase Agreement; and (iii) the number of shares of Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (i), (ii) and (iii) above, in each case as adjusted for stock splits, stock dividends, combinations, and other recapitalizations for which adjustment has not otherwise been made.

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1.10.      “Derivative Securities” means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Common Stock, including options and warrants.

1.11.     “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.12.     “Excluded Registration” means (i) a registration relatingto the sale of securities to employees, directors or consultants of the Company or a subsidiary pursuant to a stock option, stock purchase, or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities; or (iv) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered.

1.13.     “Exempted Securities” means (i) shares of capital stock or Derivative Securities issued as a dividend or distribution on any capital stock or Derivative Securities of the Company; (ii) shares of capital stock or Derivative Securities issued by reason of a stock split, combination, split-up or other reorganization or recapitalization of the Company’s capital stock; (iii) shares of Common Stock or Derivative Securities issued to employees or directors of, or consultants or advisors to, the Company or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Company; (iv) a Compensatory Equity Interest; (v) shares of Common Stock or Derivative Securities actually issued upon the exercise of options or warrants, or shares of Common Stock actually issued upon the conversion or exchange of Derivative Securities, in each case provided such issuance is pursuant to the terms of such Derivative Securities; (vi) securities issued pursuant to a Directors’ Investment Transaction or in connection with the Series C-3 Preferred Offering (each as defined in the Purchase Agreements); and (vii) shares of Common Stock or Derivative Securities issued pursuant to the acquisition of another company by the Company by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement or otherwise in a bona fide acquisition of business assets.

1.14.      “Existing Series C Preferred Stock Purchase Agreement” shall have the meaning provided in Section 6.10 below.

1.15.     “Form S-3” means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits incorporation of substantial information by reference to other documents filed by the Company with the SEC.

1.16.     “Holder” means any holder of Registrable Securities who is a party to this Agreement or an assignee thereof who succeeds to rights at issue.

1.17.     “Immediate Family Member” means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, of a natural person referred to herein.

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1.18.     “New Securities” means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are convertible or exchangeable into or exercisable for such equity securities (including without limitation Derivative Securities).

1.19.     “Ownership Percentage” means at the time of measurement, the proportion that the Deemed Common Shares then beneficially held by a Purchaser, bears to the total Common Stock of the Company then outstanding or issuable pursuant to outstanding Derivative Securities, assuming full conversion and/or exercise, as applicable, of all such Derivative Securities then outstanding, expressed as a percentage. For avoidance of doubt, such Derivative Securities include, but are not limited to, all of the Company’s convertible preferred stock, warrants and options.

1.20.     “Person” means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.21.     “Registrable Securities” means (i) the Common Stock issuable or issued upon conversion of the Series C Preferred Stock acquired by the Purchasers under the Purchase Agreements and any Compensating Shares issued to such Persons; (ii) any Common Stock issued or issuable upon exercise of the Warrants acquired by the Purchasers under the Existing Series C Preferred Stock Purchase Agreement; and (iii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (i) and (ii) above; excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Subsection 6.1, and excluding for purposes of Section 2 any shares for which registration rights have terminated pursuant to Subsection  2.12 of this Agreement.

1.22.     “Requisite Holders” means, as of any date and as to any provision of this Agreement, the holders (and their assignees) who have the benefit of the provision of this Agreement at issue, of at least two-thirds (2/3) of the Deemed Common Shares deemed owned by all such holders.

1.23.      “Restricted Securities” means the securities of the Company required to bear the legend set forth in Subsection  2.11(b) hereof.

1.24.      “Sale of the Company” means a Liquidation Event, as that term is defined in the Certificate of Amendment to the Company’s Certificate of Incorporation that creates the Existing Series C Preferred Stock.

1.25.     “SEC” means the Securities and Exchange Commission.

1.26.     “SEC Rule 144” means Rule 144 promulgated by the SEC under the Securities Act.

1.27.     “SEC Rule 145” means Rule 145 promulgated by the SEC under the Securities Act.

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1.28.     “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.29.     “Selling Expenses” means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company as provided in Subsection  2.6.

1.30.     “Underlying Shares” means the Conversion Shares and the Warrant Shares.

1.31.     “Warrant” or “Warrants” shall have the meaning given thereto in the Existing Series C Preferred Stock Purchase Agreement.

1.32.     "Warrant Shares" shall have the meaning given thereto in the Existing Series C Preferred Stock Purchase Agreement.

2.     Registration Rights. The Company covenants and agrees as follows:

2.1.     Registration.

(a)     If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from Holders that the Company file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price of at least $500,000 (the “Initiating Holders”), then the Company shall (i) within ten (10) days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within sixty (60) days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Subsection  2.1 (b).

(b)     Notwithstanding the foregoing obligations, if the Company furnishes to Holders requesting a registration pursuant to this Subsection 2.1 a certificate signed by the Company’s chief executive officer stating that in the good faith judgment of the Company’s Board of Directors it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential, provided that the Company’s officers and directors are prohibited from trading in the Company’s securities during the same period; or (iii) render the Company unable to comply with requirements under the Securities Act or Exchange Act, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than one hundred twenty (120) days after the request of the Initiating Holders is given; provided, however, that the Company may not invoke this right more than once in any twelve (12) month period; and provided further that the Company shall not register any securities for its own account or that of any other stockholder during such one hundred twenty (120) day period other than an Excluded Registration.

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2.2.     Limitation on Registration Rights. The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Subsection 2.1(a) (i) during the period that is ninety (90) days before the Company’s good faith estimate of the date of filing of, and ending on a date that is one hundred eighty (180) days after the effective date of, a Company-initiated registration, provided, that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or (ii) if the Company has effected one registration pursuant to Subsection 2.1(a) during the twelve (12) month period immediately preceding the date of such request. A registration shall not be counted as “effected” for purposes of this Subsection 2.2 until such time as the applicable registration statement has been declared effective by the SEC, unless the Initiating Holders withdraw their request for such registration, and elect not to pay the registration expenses therefor that they are required to pay pursuant to Subsection 2.6, in which case such withdrawn registration statement shall be counted as “effected” for purposes of this Subsection 2.2.

2.3.     Underwriting Requirements.

(a)     If, pursuant to Subsection  2.1, the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Subsection  2.1, and the Company shall include such information in the Demand Notice. The underwriter(s) will be selected by the Initiating Holders; provided, that such underwriter(s) shall be reasonably acceptable to the Company’s Board of Directors (such approval not to be unreasonably withheld, conditioned or delayed). In such event, the right of any Holder to include such Holder’s Registrable Securities in such registration shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Subsection  2.4(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting. Notwithstanding any other provision of this Subsection  2.2, if the managing underwriter(s) advise(s) the Company in writing that marketing factors require a limitation on the number of shares to be underwritten, then the Company shall so advise all Holders of Registrable Securities that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be allocated among such Holders of Registrable Securities, including the Initiating Holders, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each Holder or in such other proportion as shall mutually be agreed to by all such selling Holders; provided, however, that the number of Registrable Securities held by the Holders to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest 100 shares.

(b)     For purposes of Subsection  2.1, a registration shall not be counted as “effected” if, as a result of an exercise of the underwriter’s cutback provisions in Subsection 2.2 (a), fewer than fifty percent (50%) of the total number of Registrable Securities that Holders have requested to be included in such registration statement are actually included.

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2.4.     Obligations of the Company. Whenever required under this Section 2 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a)     prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; provided, however, that (i) such one hundred twenty (120) day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of Common Stock (or other securities) of the Company, from selling any securities included in such registration, and (ii) in the case of any registration of Registrable Securities on Form S-3 that are intended to be offered on a continuous or delayed basis, subject to compliance with applicable SEC rules, such one hundred twenty (120) day period shall be extended for up to eighteen (18) months, if necessary, to keep the registration statement effective until all such Registrable Securities are sold;

(b)     prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

(c)     furnish to the selling Holders such numbers of copies of a prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as the Holders may reasonably request in order to facilitate their disposition of their Registrable Securities;

(d)     use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; provided that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e)     in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

(f)     use its commercially reasonable efforts to cause all such Registrable Securities covered by such registration statement to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Company are then listed;

(g)     provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

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(h)     promptly make available for inspection by the selling Holders, any managing underwriter(s) participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company’s officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith;

(i)     notify each selling Holder, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed; and

(j)     after such registration statement becomes effective, notify each selling Holder of any request by the SEC that the Company amend or supplement such registration statement or prospectus.

2.5.     Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such Holder’s Registrable Securities.

2.6.     Expenses of Registration. All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Section 2, including all registration, filing, and qualification fees; printers’ and accounting fees; fees and disbursements of counsel for the Company; and the reasonable fees and disbursements of one counsel for the selling Holders (“Selling Holder Counsel”), shall be borne and paid by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Subsection 2.1 if the registration request is subsequently withdrawn (other than because of material adverse information relating to the Company that is different from the information known or available, upon request from the Company or otherwise, to the Holders requesting registration at the time of their request for registration) at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all selling Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless the Initiating Holders agree to forfeit their right to the registration for such twelve month period pursuant to Subsection 2.1. All Selling Expenses relating to Registrable Securities registered pursuant to this Section 2 shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

2.7.     Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

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2.8.     Indemnification. If any Registrable Securities are included in a registration statement under this Section 2:

(a)     To the extent permitted by law, the Company will indemnify and hold harmless each selling Holder, and the partners, members, officers, directors, and stockholders of each such Holder; legal counsel and accountants for each such Holder; any underwriter (as defined in the Securities Act) for each such Holder; and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any Damages, and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Subsection 2.8 (a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration.

(b)     To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each Person (if any), who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other Holder selling securities in such registration statement, and any controlling Person of any such underwriter or other Holder, against any Damages, in each case only to the extent that such Damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling Holder expressly for use in connection with such registration; and each such selling Holder will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Subsection 2.8 (b) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further that in no event shall the aggregate amounts payable by any Holder by way of indemnity or contribution under Subsections 2.8 (b) and 2.8(d) exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of fraud or willful misconduct by such Holder.

(c)     Promptly after receipt by an indemnified party under this Subsection  2.8 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Subsection  2.8, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the

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defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Subsection  2.8, only to the extent that such failure materially prejudices the indemnifying party’s ability to defend such action. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Subsection  2.8.

(d)     To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Subsection  2.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Subsection  2.8 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Subsection  2.8, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case, (x) no Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall a Holder’s liability pursuant to this Subsection 2.8 (d), when combined with the amounts paid or payable by such Holder pursuant to Subsection 2.8 (b), exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of willful misconduct or fraud by such Holder.

(e)     Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

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(f)     Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Holders under this Subsection  2.8 shall survive the completion of any offering of Registrable Securities in a registration under this Section 2, and otherwise shall survive the termination of this Agreement.

2.9.     Reports Under Exchange Act. With a view to making available to the Holders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company shall:

(a)     make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144;

(b)     use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act.

2.10.     “Market Stand-off” Agreement.

(a)     Each Holder hereby agrees that in connection with an underwritten public offering by the Company other than an Excluded Registration, it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the registration by the Company of shares of its Common Stock under the Securities Act and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days, plus such additional period (not to exceed seventeen (17) days) as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock held immediately before the effective date of the registration statement for such offering or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Subsection 2.10 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, or the transfer of any shares to any trust for the direct or indirect benefit of the Holder or the immediate family of the Holder, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Holders only if all officers and directors are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than one percent (1%) of the Company’s outstanding Common Stock (after giving effect to conversion into Common Stock of

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all outstanding Derivative Securities). The underwriters in connection with such registration are intended third-party beneficiaries of this Subsection 2.10 and shall have the right, power, and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with and no more burdensome to the Holders than, this Subsection 2.10 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply pro rata to all Holders subject to such agreements, based on the number of shares subject to such agreements. The provisions of this Subsection 2.10(a) shall not apply to any Person with respect to Common Stock of the Company acquired from a party to this Agreement or otherwise, in open market transactions.

(b)     In order to enforce the foregoing covenants of this Subsection 2.10, the Company may impose stop-transfer instructions with respect to the Registrable Securities of each Holder (and transferees and assignees thereof) until the end of such lock-up period.

2.11.     Restrictions on Transfer.

(a)     The Series C Preferred Stock and the Registrable Securities shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act. A transferring Holder will cause any proposed purchaser, pledgee, or transferee of the Series C Preferred Stock and the Registrable Securities held by such Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement.

(b)     Each certificate or instrument representing (i) the Series C Preferred Stock, (ii) the Registrable Securities, and (iii) any other securities issued in respect of the securities referenced in clauses (i) and (ii), upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall (unless otherwise permitted by the provisions of Subsection 2.11 (c)) be stamped or otherwise imprinted with a legend substantially in the following form:

THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.

THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

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The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Subsection  2.11.

(c)     The holder of each certificate representing Restricted Securities, by acceptance thereof, agrees to comply in all respects with the provisions of this Section 2. Before any proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the Holder thereof shall give notice to the Company of such Holder’s intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Holder’s expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; or (ii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the Holder of such Restricted Securities shall be entitled to sell, pledge, or transfer such Restricted Securities in accordance with the terms of the notice given by the Holder to the Company. Each certificate or instrument evidencing the Restricted Securities transferred as above provided shall bear, except if such transfer is made pursuant to a registration statement or SEC Rule 144 or if, in the opinion of counsel for such Holder and the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act, the appropriate restrictive legend set forth in Subsection 2.11 (b). Notwithstanding the foregoing, it is agreed that, provided that an opinion of counsel is not required by the Company’s transfer agent, (i) the Company shall not require opinions of counsel for transactions made pursuant to Rule 144 except in unusual circumstances, and (ii) no registration statement or opinion of counsel shall be necessary for a transfer without consideration by a Holder to an Affiliate of such Holder or without consideration by a Holder which is (A) a partnership to its partners or retired partners in accordance with partnership interests, (B) a corporation to its shareholders in accordance with their interest in the corporation, (C) a limited liability company to its members or former members in accordance with their interests in the limited liability company, (D) an individual Holder to such Holder’s Immediate Family Member or a trust for the benefit of the individual Holder or an Immediate Family Member thereof.

2.12.     Termination of Registration Rights. The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to Subsection  2.1 shall terminate upon the earliest to occur of: (a) the closing of a Sale of the Company; (b) dissolution of the Company or (c) such time as (i) Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such Holder’s shares without limitation during a three-month period without registration and (ii) if requested by Purchaser and he has provided the necessary documentation, the Company has removed restrictive legends and stop transfer orders with respect to such shares, and the Company covenants to remove such restrictive legends promptly upon the furnishing of such documentation.

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3.     Information and Observer Rights.

3.1.     Inspection Rights. Subject to Section 3.3 and 3.6 below, the Company shall permit, during normal business hours and upon reasonable request and reasonable notice, the Investor or any employees, agents or representatives thereof, so long as Investor has an Ownership Percentage of at least five percent (5%), for purposes reasonably related to Investor's interests as a stockholder to examine and make reasonable copies of and extracts from the records and books of account of, and visit and inspect the properties, assets, operations and business of the Company and any subsidiary, and to discuss the affairs, finances and accounts of the Company and any subsidiary with any of its officers, consultants, directors, and key employees.

3.2.     Reporting Requirements. If the Company ceases to file its periodic reports with the Commission, or if the Commission ceases making these periodic reports available via the Internet without charge, then at Investor's request the Company shall furnish the following to Investor so long as Investor has an Ownership Percentage of at least five percent (5%):

(a)     Quarterly Reports filed with the Commission on Form 10-Q as soon as available, and in any event within forty-five (45) days after the end of each of the first three fiscal quarters of the Company;

(b)     Annual Reports filed with the Commission on Form 10-K as soon as available, and in any event within ninety (90) days after the end of each fiscal year of the Company; and

(c)     Copies of all notices and information, including without limitation notices and proxy statements in connection with any meetings, that are provided to holders of shares of Common Stock, contemporaneously with the delivery of such notices or information to such holders of Common Stock.

3.3.     Observer Rights. As long as Investor (a) has an Ownership Percentage of at least five percent (5%), and (b) shall not be serving as a director of the Company or have a representative serving as director of the Company, the Company shall invite the Investor, or his representative, to attend all meetings of its Board of Directors in a nonvoting observer capacity and shall provide the Investor, or his representative with all information provided by the Company to the Board of Directors at the same time it is so provided; provided, however, that the Investor and such representative shall agree to hold in confidence and trust and to act in a fiduciary manner with respect to all information so provided; and provided further, that the Company reserves the right to withhold any information and to exclude the Investor and such representative from any meeting or portion thereof if access to such information or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel or result in disclosure of trade secrets that would not be precluded by the confidential information covenants of the Investor in this Agreement and any other confidential information agreement or other assurance that the Investor and any representative choose to provide, or a material conflict of interest, or if such Investor or its representative is a competitor of the Company. The Investor may voluntarily terminate the right set forth in this Section 3.3 by his written, signed election to do so, which election shall make reference to this Section 3.3.

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3.4.     Appointment to the Board of Directors. As long as Investor has an Ownership Percentage of at least five percent (5%), at the Investor’s request, the Company will cause Investor (or a representative selected by the Investor) to be appointed to the Company’s Board of Directors (and, at the Investor’s request, reappointed to the Company’s Board of Directors annually) to serve until the following annual meeting of shareholders and until a successor is elected. The Investor may voluntarily terminate the right set forth in this Section 3.4 by his written, signed election to do so, which election shall make reference to this Section 3.4.

3.5.     Termination of Information. The covenants set forth in Subsections 3.1, 3.2, 3.3 and 3.4 shall terminate and be of no further force or effect upon the closing of a Sale of the Company or the dissolution of the Company, whichever event occurs first.

3.6.     Confidentiality. Investor and each Holder agrees to keep confidential and not disclose, divulge, or use for any purpose (other than to monitor and otherwise protect its interests with respect to its investment in the Company or as otherwise permitted by this Agreement) any material confidential information obtained from the Company pursuant to the terms of this Agreement (including notice of the Company’s intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Subsection 3.6 by such Investor), (b) is or has been independently developed or conceived by the Investor without use of the Company’s confidential information, or (c) is or has been made known or disclosed to the Investor or Holder by a third party without a breach of any obligation of confidentiality such third party may have to the Company, or (d) has been disclosed to another Person by the Company other than under a reservation of confidentiality; provided, however, that Investor or a Holder may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser of any Registrable Securities from such Investor, if such prospective purchaser agrees to be bound by the provisions of this Subsection 3.6; or (iii) as may otherwise be required by law, provided that the Investor or Holder promptly notifies the Company in advance of such disclosure and affords the Company the opportunity to take such steps as it may desire to minimize the extent of any such required disclosure.

4.     Rights to Future Stock Issuances.

4.1.     Right of First Offer. Subject to the terms and conditions of this Subsection 4.1 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to the Investor, and then the other Purchasers.

(a)     The Company shall give notice (the “Offer Notice”) to the Purchasers, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

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(b)     By notification to the Company within twenty (20) days after the Offer Notice is given, each Purchaser may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Deemed Common Shares then attributable to such Purchaser based on Common Stock, Warrants or Series C Preferred Stock held of record by such Purchaser bears to the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Series C Preferred Stock and other Derivative Securities then outstanding). Each Purchaser shall have a right of over-allotment such that if any Purchaser fails to exercise its right hereunder to purchase its share of New Securities, the other Purchasers may purchase such non-purchasing Purchaser’s portion on a pro rata basis (or as they may otherwise agree among themselves) within ten (10) days from the date such non-purchasing Purchaser fails to exercise its right to purchase. The closing of any sale pursuant to this Subsection 4.1(b) shall occur within the later of ninety (90) days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Subsection  4.1(c).

(c)     If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Subsection 4.1(b), the Company may, during the one hundred (180) day period following the expiration of the periods provided in Subsection 4.1(b), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Purchasers in accordance with this Subsection 4.1.

(d)     The right of first offer in this Subsection 4.1 shall not be applicable to Exempted Securities.

4.2.     Termination. The covenants set forth in Subsection 4.1 shall terminate and be of no further force or effect (a) immediately when the Purchasers collectively cease to have an Ownership Percentage of at least five percent (5%); or (b) upon the closing of a Sale of the Company, or (iii) upon the dissolution of the Company, whichever event occurs first.

5.     Additional Covenants.

5.1.     Investor Approvals. The Company shall not, directly or indirectly, do any of the following (or permit any subsidiary to do any of the following) without the written consent of the Investor:

(a)     create, sell, grant or issue any Compensatory Equity Interest;

(b)     reduce the per-share exercise or conversion price of any Derivative Security that is a Compensatory Equity Interest, other than pursuant to its terms;

(c)     create, incur, assume or guarantee any indebtedness for borrowed money in excess of $1,000,000 in the aggregate at any one time; or

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(d)     guarantee the indebtedness of any third party for borrowed money except for trade accounts of the Company or any subsidiary arising in the ordinary course of business.

5.2.     Compensating Shares. In the event the Company shall at any time after the date hereof issue Compensatory Equity Interests in violation of Subsection 5.1(a) or breach Subsection 5.1(b) with the effect that additional equity interests are issuable as a result of such breach, then the Company shall be obligated to issue to each Purchaser immediately such aggregate number of additional shares of Common Stock (“Compensating Shares”) so that immediately following such violation such Purchaser’s Ownership Percentage shall equal his Ownership Percentage immediately prior to said violation. Such payments shall constitute the Purchaser’s exclusive monetary remedy for such events, but shall not affect the right of the Investor to seek injunctive relief. A Purchaser shall be deemed to have reconfirmed as to such Compensating Shares the representations and warranties set forth in Section 3 of the Purchase Agreement, and such Compensating Shares shall contain the restrictive legend set forth therein.

5.3.     Termination of Covenants. The covenants set forth in Subsection 5.1, shall terminate and be of no further force or effect (a) immediately when the Investor ceases to have an Ownership Percentage of at least five percent (5%); (b) upon the closing of a Sale of the Company or (c) upon the dissolution of the Company, whichever occurs first.

6.     Miscellaneous.

6.1.     Successors and Assigns.

(a)      A Holder’s rights under Section  2 of this Agreement may be assigned (but only with all related obligations) to a transferee of Registrable Securities that (i) is an Affiliate of a Holder; (ii) is a Holder’s Immediate Family Member or trust for the benefit of an individual Holder or one or more of such Holder’s Immediate Family Members and, in the case of B. Thomas Golisano only, The Golisano Foundation; or (iii) after such transfer, holds shares of Registrable Securities representing at least 500,000 shares of Common Stock (subject to appropriate adjustment for stock splits, stock dividends, combinations, and other recapitalizations); provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Registrable Securities with respect to which such rights are being transferred; and (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement, including the provisions of Subsection 2.10. For the purposes of determining the number of shares of Registrable Securities held by a transferee, the holdings of a transferee (1) that is an Affiliate or stockholder of a Holder; (2) who is a Holder’s Immediate Family Member; or (3) that is a trust for the benefit of an individual Holder or such Holder’s Immediate Family Member shall be aggregated together and with those of the transferring Holder; provided further that all transferees who would not qualify individually for assignment of rights shall have a single attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Agreement.

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(b)     A Purchaser’s rights under Section 4 may be assigned to a Person who acquires in such assignment beneficial ownership of at least Five Hundred Thousand (500,000) Deemed Common Shares; provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Deemed Common Shares with respect to which such rights are being transferred; and (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement, as applicable to the rights being assigned.

(c)     A Purchaser’s rights under Subsection 5.2 may be assigned to a Person who acquires in such assignment beneficial ownership of at least One Hundred Thousand (100,000) Deemed Common Shares, provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Deemed Common Shares with respect to which such rights are being transferred; and (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement, as applicable to the rights being assigned.

(d)     Without limiting any other provision of this Agreement, the Investor may assign any rights and all under this Agreement to an Affiliate of the Investor.

(e)     Except as set forth in Subsections 6.1(a), 6.1(b) 6.1(c) and 6.1(d), this Agreement and the rights hereunder shall not be assignable or transferable by the Purchasers or the Company. Subject to the preceding sentence, the terms and conditions of this Agreement shall be binding upon, inure to the benefit of and be enforceable by the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

6.2.     Governing Law. This Agreement shall be deemed to be a contract made under, and shall be construed in accordance with, the laws of the State of New York, without giving effect to conflict of laws principles thereof.

6.3.     Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

6.4.     Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including ..pdf) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

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6.5.     Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.6.     Notices. Any notice or demand which is required or provided to be given under this Agreement shall be deemed to have been sufficiently given and received for all purposes when delivered in writing by hand, telecopy, telex, facsimile, email or other method of electronic delivery, or five (5) days after being sent by certified or registered mail, postage and charges prepaid, return receipt requested, or two (2) days after being sent by overnight delivery providing receipt of delivery, to the following addresses: If to the Company, it shall be sent to: Torvec Inc., 1999 Mt. Read Boulevard, Building 3, Rochester, NY 14615, Attention: Chief Executive Officer, Fax: 585-254-1105, Email: dickk@torvec.com, with copies (which shall not constitute notice) to (Torvec Inc., 1999 Mt. Read Boulevard, Building 3, Rochester, NY 14615, Attention: General Counsel, Fax: 585-254-1105, Email: dsullivan@torvec.com; if to the Investor, to: B. Thomas Golisano, _____________________________________, Fax: _____________, Email: ___________________, with a copy to (which shall not constitute notice), Fisher Asset Management, _____________________________, Attention: David Still, Fax: _____________, Email: _________________________, if to Charles T. Graham, to: _______________________, Fax: _____________, Email: ___________________; if to David Still, to: ___________________________, Fax: ______________, Email: ________________________.

6.7.     Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of (a) the Company, and (b) the Requisite Holders; provided, that the Company may in its sole discretion waive compliance with Subsection  2.11(c); and provided further that any provision hereof may be waived by any waiving party on such party’s own behalf, without the consent of any other party. The Company shall give prompt notice of any amendment or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, termination, or waiver. Any amendment, termination, or waiver effected in accordance with this Subsection  6.7 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

6.8.     Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.9.     Aggregation of Stock. All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

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6.10.     Entire Agreement; Termination of Prior Agreements. This Agreement (including any Schedules and Exhibits hereto) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled; provided however, that for the avoidance of doubt, that certain Securities Purchase Agreement dated as of September 23, 2011, between the Company and the Purchasers (the “Existing Series C Preferred Stock Purchase Agreement”) is not canceled by this Agreement. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated and superseded and replaced in its entirety by this Agreement, and shall be of no further force or effect.

6.11.     Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.12.     Non-Circumvention. The Company will not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the covenants or agreements to be observed or performed by it under this Agreement, but will at all times in good faith assist in the carrying out of all such provisions and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Purchasers against impairment.

[ Remainder of Page Intentionally Left Blank ]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

THE COMPANY:

TORVEC, INC.

By:_______________________________________

Richard A. Kaplan, Chief Executive Officer

INVESTOR:

________________________________________

B. Thomas Golisano

ADDITIONAL INVESTORS:

________________________________________

Charles T. Graham

________________________________________

David Still

{00122641 4 }     [SIGNATURE PAGE TO AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT]

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